

January 20, 2012

<u>Via Facsimile</u>
Andrew Minkow
Chief Financial Officer, Secretary and Treasurer
Pioneer Power Solutions, Inc.
One Parker Plaza
400 Kelby Street, 9th Floor
Fort Lee, New Jersey 07024

> **Re: Pioneer Power Solutions, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 8-K amended January 13, 2012**
> **File No. 333-155375**

Dear Mr. Minkow:

We have reviewed your letter dated December 23, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K amended January 13, 2012</u>

<u>Exhibit 99.1</u>

1.   Please refer to our prior comment 1. We note that you filed an amended Form 8-K on January 13, 2012 related to the Bemag Transformer, Inc. acquisition. We further note the audit report issued by Blain, Joyal, Charbonneau CA. on the financial statements of Bemag Transformer, Inc. as of and for the year ended June 30, 2011 includes a qualified opinion as a result of the auditor not being present for the observation of the counting of physical inventories. Please refer to SAB Topic 1 (E)(2) which indicates that such qualified opinions are not accepted in filings with the Commission. Please amend the

filing to include audited financial statements that include an audit report that complies with Rule 2-02(b) of Regulation S-X.

2.   Additionally we note that your auditors' conducted their audit in accordance with "Canadian generally accepted auditing standards". Please note that, as clarified by Instruction 2 to Item 8.A.2 of Form 20-F, Rule 2-02 of Regulation S-X requires that financial statements, other than those required to be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), must be audited in accordance with generally accepted auditing standards in the United States. Please amend the filing to include financial statements that comply with that requirement.

3.   We note from your auditors' report that the comparative June 30, 2010 financial statements included in the filing have not been audited. If you elect to continue to present these financial statements on an unaudited basis, please revise the filing to clearly label the columns for the June 30, 2010 financial statements as "unaudited".

    You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact or me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief